SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. --)*

HEALTH CHEM CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

422174102
(CUSIP Number)

Andy Yurowitz
8 Kupperman Lane
Monsey, NY 10952
(845) 425-1780
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	422174102

1	NAMES OF REPORTING PERSONS: Andy E. Yurowitz

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mr. Yurowitz is a citizen of the United States.

	7	SOLE VOTING POWER:

NUMBER OF		3,984,900 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,984,900

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,984,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.3* (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Does not include 2,317,115 shares of the Issuer's common stock owned by Gaia Pharmaceuticals, LLC., a limited liability company wholly owned by the Mr. Yurowitz.
(2) Does not give effect to 2,317,115 shares of the Issuer's common stock owned by Gaia Pharmaceuticals, LLC., a limited liability company wholly owned by the Mr. Yurowitz.

* This calculation is based upon 12,330,924 shares of common stock of Health Chem Corporation outstanding as of March 30, 2008, as reported in Health Chem Corporation's report on Form 10-QSB for the three months ended June 30, 2007.

CUSIP No.	422174102

1	NAMES OF REPORTING PERSONS: Gaia Pharmaceuticals, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Gaia Pharmaceuticals, LLC. was organized under the laws of the State of Delaware.

	7	SOLE VOTING POWER:

NUMBER OF		2,317,115 (3)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,317,115

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,317,115

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.8* (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(3) Does not include 3,984,900 shares of the Issuer's common stock owned by Andy Yurowitz, the sole member of Gaia Pharmaceuticals, LLC.
(4) Does not give effect to 3,984,900 shares of the Issuer's common stock owned by Andy Yurowitz, the sole member of Gaia Pharmaceuticals, LLC.

* This calculation is based upon 12,330,924 shares of common stock of Health Chem Corporation outstanding as of March 30, 2008, as reported in Health Chem Corporation's report on Form 10-QSB for the three months ended June 30, 2007.

Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.01 par value, of Health Chem Corporation (the "Issuer"). The principal offices of the Issuer are located at 101 Sinking Springs Lane, Emigsville, PA 17318.

Item 2. Identity and Background

(a) Names:  This joint filing statement is being filed by Andy E. Yurowitz ("Mr. Yurowitz") and Gaia Pharmaceuticals, Inc. ("Gaia"). Mr. Yurowitz and Gaia are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons. Gaia is a limited liability company, of which Mr. Yurowitz owns 100% of the outstanding interests and is the sole managing member.

(b) Residence or business address of each Reporting Person: 8 Kupperman Lane, Monsey, NY 10952.

(c) Mr. Yurowitz is a private investor and is a director and principal stockholder of the Issuer. Gaia conducts no business operations and its only asset is the shares of the Issuer's common stock.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) Mr. Yurowitz is a citizen of the United States. Gaia was organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Yurowitz used personal funds as consideration to acquire the Issuer's shares and to acquire the interests in Gaia.

Item 4. Purpose of Transaction

The purpose of the transactions by which the Reporting Persons acquired the 3,117,115 shares of the Issuer's common stock (which are delineated in Item 5(c), below) was to secure control of the Issuer and implement the steps that Mr. Yurowitz believes are required to revitalize the business of the Issuer, including obtaining financing and introducing new products. In furtherance of effectuating these steps, the Reporting Persons, as the holders of a majority of the outstanding shares of the common stock of the Issuer, in accordance with the Delaware General Corporate Laws and the bylaws of the Issuer, will adopt resolutions to increase the number of directors constituting the entire board of directors, of which Mr. Yurowitz currently is a member, from three persons to five persons and to appoint two persons to fill the vacancies created thereby. One of the persons the Reporting Persons propose to appoint as a member of the board of directors of the Issuer, William Robbins, is the sole owner of York Realty Leasing LLC, which holds a security interest in all of the Issuer's assets and properties and is the lessor of the real property and equipment utilized by the Issuer in connection with its business. Mr. Yurowitz formerly owned 50% of the interests in York Realty Leasing which he sold to Mr. Robbins in September 2007. Mr. Robbins acquired the lone outstanding membership interest in Gaia, one of the Reporting Persons, on October 16, 2008 for an aggregate price of $155,000 (as delineated in Item 5(c), below) and immediately sold the company to Mr. Yurowitz for a price of $1. Gaia had acquired the shares of the Issuer's common stock from the holders thereof (or their representatives) in private transactions which were paid for from Mr. Robbin's personal funds. Mr. Robbins had become frustrated with the efforts of current management of the Issuer to rebuild the Issuer's business and locate financing for operations. In order to protect his investment in York Realty Leasing, he acquired Gaia, the assets of which consisted only of the shares of the Issuer's common stock, which when he sold it to Mr. Yurowitz would vest in Mr. Yurowitz voting control of the Issuer (when aggregated with the Issuer's shares owned and to be acquired by Mr. Yurowitz as described herein), whom he believes has the means and opportunity to re-establish the Issuer's business. Mr. Yurowitz has reported his ownership of stock in the Issuer, including ownership through Gaia, on a Form 4 filed with the Securities and Exchange Commission on October 27, 2008

Mr. Yurowitz has identified and proposes to engage persons who he believes have developed products that can be manufactured utilizing the Issuer's existing facilities and manufacturing equipment or to acquire from these persons a license to manufacture and sell the products they have developed. Mr. Yurowitz currently is seeking to identify financing and has been in discussions with various groups, including associates of Mr. Robbins, to obtain such financing.

Depending on market conditions and other factors, Mr. Yurowitz may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.  Mr. Yurowitz also reserves the right to dispose of some or all of his shares of common stock of the Issuer in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in (the lettered section numbers below correspond to subsections of Item 5 of Schedule 13D):

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the  acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming  eligible for termination of registration pursuant to Section 12(g)(4)  of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 6,302,015 shares of the Issuer's common stock, which represents approximately 51.1% of the Issuer's class of common stock.

(b) The Reporting Persons may be deemed to hold sole voting and dispositive power over the 6,301,915 shares of common stock of the Issuer as issued to the Reporting Person.

(c) The Reporting Persons acquired an aggregate of 3,117,115 shares of the Issuer's common stock in the following transactions:

Purchaser	Transferee	Date	Amount	Price	Where and How the Transaction was Effected
Andy Yurowitz	Albert David Pearls & Gems Inc.	10/14/08	550,000	$.005	Private negotiated transaction.
Andy Yurowitz	David Hammer	10/14/08	200,000	$.005	Private negotiated transaction
Andy Yurowitz	Ken Brody	10/14/08	550,000	$.09	Private negotiated transaction
Andy Yurowitz	Alan Yurowitz	10/14/08	140,000	$.005	Private negotiated transaction
Andy Yurowitz	Elliot Yurowitz	10/14/08	100,000	$.005	Private negotiated transaction
Andy Yurowitz		10/14/08	200	$.01	Open market
Gaia Pharmaceuticals, LLC (1)	Laura Speiser	10/16/08	1,516,593	$.067 (2)	Private negotiated transaction
Gaia Pharmaceuticals	Lauralei Investors, Inc.	10/16/08	266,664	$.067 (2)	Private negotiated transaction
Gaia Pharmaceuticals,	Marvin Speiser	10/16/08	525,204	$.067 (2)	Private negotiated transaction
Gaia Pharmaceuticals,	Robert Speiser	10/16/08	8,654	$.067 (2)	Private negotiated transaction

(1)	Gaia Pharmaceuticals, LLC is wholly owned by Mr. Yurowitz.
(2)
Represents the price paid by Gaia to the holders of the shares of the Issuer's common stock prior to the sale of Gaia to Mr. Yurowitz. The purchase price for these shares was paid by Mr. William Robbins from personal funds.

Other than the acquisition of the shares as reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,117,115 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, Mr. the Reporting Persons have not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2008	/s/ Andy E. Yurowitz
Andy E. Yurowitz

Gaia Pharmaceuticals, LLC

October 27, 2008	By: /s/ Andy E. Yurowitz
Andy E. Yurowitz